Exhibit 99.8

PRESS RELEASE

Scotland: TotalEnergies and ScotWind partners commit to
local industrial development

•	TotalEnergies opens UK offshore wind hub in Aberdeen
•	ScotWind partners announce £140m initiative for Scottish industry
•	Partners aim for high level of Scottish local content

Paris, 18th October 2021 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, has opened today the company’s UK Offshore Wind Hub in Aberdeen. The Hub will be part of the Company’s existing offshore operations centre in Aberdeen. The Hub will enable the transition of staff from oil and gas to offshore wind as that part of the Company’s UK business grows. It will thus leverage the offshore expertise that TotalEnergies’ Aberdeen operations have built over the last 50 years.

“Investing in energy projects in Scotland and the North Sea has been at the heart of TotalEnergies’ history. I am proud of the success of our partnership with Scotland and of our joint achievements, in particular the development of the offshore industry. With the energy transition gathering speed, we see Scotland as a great place to broaden our relationship by investing in offshore wind. As a global multi energy company long engaged in UK energy supply, our decision to base our UK Offshore Wind Hub here in Aberdeen is a mark of our confidence in the future of renewables in the UK and our continued commitment to Scotland and the North Sea.” said Patrick Pouyanné, Chairman and CEO of TotalEnergies

£140 million investment in Scottish industry

The announcement comes as TotalEnergies, in partnership with Macquarie’s Green Investment Group and Scottish developer Renewable Infrastructure Development Group (RIDG), take part in the ScotWind leasing round having proposed a 2 GW offshore wind project called “West of Orkney Windfarm”.

The partners unveiled plans for a £140 million initiative in a comprehensive action plan to develop the Scottish supply chain and harbour infrastructure specifically around this project. Should the West of Orkney Windfarm be selected, the investment would be allocated across a range of initiatives, including:

•	Direct support for supplier development and the enhancement of ports and harbour infrastructure in Orkney, Caithness, and more generally in Scotland,
•	A Supply Chain and Infrastructure Investment Fund to enhance the capabilities and competitiveness of key suppliers,
•	A targeted local skills development programme.

This investment will be made during the initial phase of development, before the final investment decision is taken. It will be funded by £105m of direct commitments from the partners supplemented up to £140m by a matched funding from third parties raised by the partners.

A project with a high level of Scottish local content

These initiatives will help the consortium reach its ambitions to deliver up to half of the project’s content in Scotland over its lifetime through collaboration across industry, with a commitment to 60% overall in the UK.

On successful award, the consortium will undertake detailed consultation with the local communities of Orkney and Caithness to establish a community benefit programme, reflecting the long-term commitment the West of Orkney windfarm represents to the region.

This investment announcement follows the consortium’s decision to develop a large-scale green hydrogen facility on the island of Flotta in Orkney. The proposed Flotta Hydrogen Hub would be powered by the renewable electricity generated by the West of Orkney windfarm.

“The decision to commit £140m in early investment to support the local supply chain demonstrates our commitment to the region, its industry and its people. This investment will ensure that Orkney, Caithness and the Scottish supply chain benefit from our West of Orkney Windfarm project from the start. It will support essential infrastructure to help attract more green energy projects and jobs.” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“Our business has a proud Scottish heritage, and we are focused on delivering a wind project that maximises the economic opportunity for Scotland. This unique early-stage investment will play a significant role in growing the local supply chain – and should help ensure a more inclusive energy transition around Orkney and Caithness.” said Mark Dooley, Global Head of Green Investment Group.

“We have been working together with our supply chain alignment partners, and wider interested parties, for some time, to build a mutual understanding between their growth plans and the needs of our project. This has allowed us to develop targeted investment plans that can be triggered on site award and further reinforced through our supply chain investment fund as time goes on. This is not a ‘business as usual’ approach, it is instead a commitment from day one to ensuring that the West of Orkney Windfarm delivers for the Scottish economy.” said Mike Hay, Director of RIDG.

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TotalEnergies, renewables and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, TotalEnergies’ gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

TotalEnergies, renewables and the UK

TotalEnergies has been present in Scotland since the 1960s and remains one of the largest producers of natural gas on the UK continental shelf. Over the past two years the Company has also moved decisively into the UK’s offshore wind market. In 2020 it took a majority stake in Seagreen, Scotland’s largest offshore wind farm, as well as launching the Erebus and Valorous floating offshore windfarm projects in Wales. In February 2021, TotalEnergies and consortium partners Green Investment Group won rights to develop a 1.5GW offshore wind farm off the coast of Lincolnshire. In July 2021, TotalEnergies, with Green Investment Group and RIDG submitted a bid to develop the West of Orkney Windfarm, a 2GW offshore windfarm in the N1 zone in the ScotWind leasing round.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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